SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 17)

FIDELITY NATIONAL INFORMATION SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

31620M106

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019-6099

(212) 728-8000

March 06, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons WPM, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the United States Securities and Exchange Commission (“SEC”) on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement among WPM, L.P., Fidelity National Information Services, Inc. and Metavante Technologies, Inc. (the “Stock Purchase Right Agreement”), which was included as Exhibit 2 to the Schedule 13D and is incorporated herein by reference.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons WPM GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) PN

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) OO

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

SCHEDULE 13D/A

CUSIP No. 31620M106

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 19,273,336

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 19,273,336

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,273,336

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%*

14	Type of Reporting Person (See Instructions) IN

*              Calculated based on 294,489,305 shares of common stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013.  In addition, each of the Warburg Pincus Reporting Persons (as defined below) may also be deemed to beneficially own additional shares by virtue of a purchase right which may be exercised from time to time by WPM, L.P. under the Stock Purchase Right Agreement.  Additional shares that WPM, L.P. may purchase from time to time after the date hereof under the Stock Purchase Right Agreement are not included in the figures in the table above.

This Amendment No. 17 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on October 9, 2009, as previously amended by Amendment No. 1, filed on March 23, 2010, by Amendment No. 2, filed on June 16, 2010, by Amendment No. 3, filed on September 17, 2010, by Amendment No. 4, filed on December 21, 2010, by Amendment No. 5, filed on March 22, 2011, by Amendment No. 6, filed on June 14, 2011, by Amendment No. 7, filed on September 7, 2011, by Amendment No. 8, filed on December 20, 2011, by Amendment No. 9, filed on February 28, 2012, by Amendment No. 10, filed on May 22, 2012, by Amendment No. 11, filed on August 28, 2012, by Amendment No. 12, filed on December 03, 2012, by Amendment No. 13, filed on December 13, 2012, by Amendment No. 14, filed on December 20, 2012, by Amendment No. 15, filed on February 15, 2013, and by Amendment No. 16, filed on February 26, 2013 (as amended, the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Managing Member and Co-President of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”).   This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Fidelity National Information Services, Inc., a Georgia corporation (the “Company”).

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.                          Purpose of Transaction.

Item 4 is hereby supplemented by inserting the following at the end thereof:

On March 6, 2013, WPM, as selling shareholder, entered into that certain Underwriting Agreement (the “Underwriting Agreement”), by and among the Company, Goldman, Sachs & Co., as underwriter (the “Underwriter”), and WPM.  Pursuant to the Underwriting Agreement, WPM agreed to sell to the Underwriter, and the Underwriter agreed to purchase from WPM, subject to the terms and conditions set forth therein, an aggregate of 19,272,336 shares of Common Stock of the Company at a price of $37.40 per share, in an underwritten public offering pursuant to the Company’s Registration Statement on Form S-3 (Registration No. 333-187047) and the prospectus supplement and the related prospectus that will be filed with the SEC prior to the closing of the offering (the “Offering”). The Offering is expected to close on March 11, 2013.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement, attached hereto as Exhibit 4.

Item 5.                          Interests in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a)                                 As of March 6, 2013, WPM is the direct beneficial owner of 19,273,336 shares of Common Stock.  Due to their respective relationships with WPM and each other, as of March 6, 2013, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 19,273,336 shares of Common Stock, representing approximately 6.5% of the outstanding shares of Common Stock (based on the Company having 294,489,305 shares of Common Stock outstanding as of January 31, 2013, as disclosed in the Company’s annual report on Form 10-K filed with the SEC on February 26, 2013).  In addition, each of the Warburg Pincus Reporting Persons may also be deemed to beneficially own additional shares of Common Stock by virtue of a purchase right which may be exercised from time to time by WPM under the Stock Purchase Right Agreement.

(b)                                 Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP and WP LLC may be deemed to share with WPM the power to vote or to direct the vote and to dispose or to direct the disposition of the 19,273,336 shares of Common Stock that the Warburg Pincus Reporting Persons may be deemed to beneficially own as of March 6, 2013 plus any shares they may be deemed to beneficially own pursuant to the Stock Purchase Right Agreement.  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all of the shares held by WPM.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person, other than WPM, or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)                                  Except as described in Amendment No. 15, filed with the SEC on February 15, 2013, Amendment No. 16, filed with the SEC on February 26, 2013, and this Amendment, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I to the Schedule 13D.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by inserting the following at the end thereof:

As described in Item 4 hereto, WPM, the Company and the Underwriter have entered into the Underwriting Agreement.  The information set forth in Item 4 with respect to the Underwriting Agreement is incorporated into this Item 6 by reference.

Item 7.                          Materials to be Filed as Exhibits.

Exhibit 4.                                            Underwriting Agreement, dated as of March 6, 2013, by and among WPM, the Company and the Underwriter.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2013	WPM, L.P.

By: WPM GP, LLC, its general partner

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Managing Director and Treasurer

Dated: March 7, 2013	WPM GP, LLC

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Managing Director and Treasurer

Dated: March 7, 2013	WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners LLC, its sole member

By: Warburg Pincus & Co., its managing member

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Attorney-in-fact*

Dated: March 7, 2013	WARBURG PINCUS IX LLC

By: Warburg Pincus Partners LLC, its sole member

By: Warburg Pincus & Co., its managing member

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Attorney-in-fact*

Dated: March 7, 2013	WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Attorney-in-fact*

Dated: March 7, 2013	WARBURG PINCUS & CO.

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Attorney-in-fact*

Dated: March 7, 2013	WARBURG PINCUS LLC

	By:	/s/ Timothy J. Curt
Name: Timothy J. Curt
Title: Managing Director

Dated: March 7, 2013	CHARLES R. KAYE

	By:	/s/ Timothy J. Curt
Timothy J. Curt, Attorney-in-fact*

Dated: March 7, 2013	JOSEPH P. LANDY

	By:	/s/ Timothy J. Curt
Timothy J. Curt, Attorney-in-fact*

*The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.